Exhibit 23.1



Independent Auditors' Consent


We consent to the incorporation by reference in this Registration Statement of Discovery Laboratories, Inc. (the "Company") on Form S-3 of our report dated February 25, 2000 (with respect to the last paragraph of Note A, March 23, 2000, Note F[3], March 1, 2000, the second paragraph of Note G, March 14, 2000 and the last paragraph of Note G, March 3, 2000) on our audit of the financial statements appearing in the Company's Annual Report on Form 10-KSB for the year ended December 31, 1999. We also consent to the reference made to us under the caption "Experts" in the Prospectus.



Richard A. Eisner & Company, LLP

New York, New York
April 19, 2000